EXHIBIT 99

                        HUGHES ELECTRONICS CORPORATION

                           FINANCIAL STATEMENTS AND
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                           STATEMENT OF INCOME AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                 (Unaudited)

                                      Three Months Ended     Six Months Ended
                                           June 30,              June 30,
                                      -------------------    -----------------
                                       1998     1997        1998         1997
                                      ------   ------     -------      -------
                                (Dollars in Millions Except Per Share Amounts)

Revenues
   Product sales                     $762.6    $739.4    $1,454.7      $1,422.6
   Direct broadcast, leasing and
     other services                   606.4     412.0     1,205.3         752.8
                                    -------   -------     -------       -------
Total revenues                      1,369.0   1,151.4     2,660.0       2,175.4
                                    -------   -------     -------       -------
Operating costs and expenses
   Cost of products sold              580.6     606.3     1,122.9       1,161.1
   Broadcast programming and
     other costs                      250.8     190.7       515.6         354.5
   Selling, general and
     administrative expenses          359.2     230.1       661.8         452.1
   Depreciation and amortization      100.2      67.0       197.9         117.3
   Amortization of GM purchase
     accounting adjustments             5.3       5.3        10.6          10.6
                                    -------   -------     -------      --------
Total operating costs and expenses  1,296.1   1,099.4     2,508.8       2,095.6
                                    -------   -------     -------       -------
Operating profit                       72.9      52.0       151.2          79.8
Interest income                        30.6       5.7        68.1           7.7
Interest expense                       (2.9)    (18.6)       (5.9)        (33.7)
Other, net                            (35.1)    479.5       (69.4)        470.4
                                    -------    ------      -------       ------
Income from continuing operations
   before income taxes and
   minority interests                  65.5     518.6       144.0         524.2
Income taxes                           23.3     207.5        54.7         209.7
Minority interests in net losses
   of subsidiaries                      8.6       7.7         9.9          21.9
                                      -----     -----       -----         -----
Income from continuing operations      50.8     318.8        99.2         336.4
Income from discontinued operations,
   net of taxes                           -       0.3           -           1.3
                                      -----     -----       -----         -----
Net income                             50.8     319.1        99.2         337.7
Adjustments to exclude the effect of
   GM purchase accounting adjustments   5.3       5.3        10.6          10.6
                                     ------   -------      ------        ------
Earnings Used for Computation of Available
   Separate Consolidated Net Income   $56.1    $324.4      $109.8        $348.3
                                       ====     =====       =====         =====

Available Separate Consolidated Net Income
   Average number of shares of General Motors
    Class H Common Stock outstanding
    (in millions) (numerator)         105.2     101.0       104.7         100.7
   Class H dividend base (in millions)
    (denominator)                     399.9     399.9       399.9         399.9
   Available Separate Consolidated Net
    Income                            $14.7     $82.0       $28.7         $88.0
                                       ====      ====        ====          ====
Earnings Attributable to General Motors
   Class H Common Stock on a Per Share
   Basis                              $0.14      $0.81       $0.27        $0.87
                                       ====       ====        ====         ====


Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                                BALANCE SHEET

                                                       June 30,
                                                         1998     December 31,
                     ASSETS                           (Unaudited)    1997
                                                       ---------  -----------
                                                       (Dollars in Millions)
Current Assets
  Cash and cash equivalents                           $1,592.8       $2,783.8
  Accounts and notes receivable (less allowances)        892.6          662.8
  Contracts in process, less advances and progress
   payments of $32.9 and $50.2                           564.0          575.6
  Inventories                                            581.8          486.4
  Prepaid expenses and other, including deferred income
   taxes of $101.4 and $93.2                             376.8          297.3
                                                      --------       --------
Total Current Assets                                   4,008.0        4,805.9
Satellites, net                                        2,897.5        2,643.4
Property, net                                            927.6          889.7
Net Investment in Sales-type Leases                      231.1          337.6
Intangible Assets, net of accumulated amortization
  of $362.7 and $318.3                                 3,559.6        2,954.8
Investments and Other Assets                           1,160.4        1,132.4
                                                     ---------      ---------
Total Assets                                         $12,784.2      $12,763.8
                                                      ========       ========

                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable                                      $655.4      $   472.8
  Advances on contracts                                  244.1          209.8
  Deferred revenues                                      121.8          110.6
  Notes payable                                          100.0            -
  Accrued liabilities                                    563.2          689.4
                                                      --------       --------
Total Current Liabilities                              1,684.5        1,482.6
Long-Term Debt                                           787.9          637.6
Deferred Gains on Sales and Leasebacks                   138.6          191.9
Accrued Operating Leaseback Expense                       54.1          100.2
Postretirement Benefits Other Than Pensions              155.7          154.8
Other Liabilities and Deferred Credits                   670.1          706.4
Deferred Income Taxes                                    636.5          570.8
Commitments and Contingencies
Minority Interests                                       436.8          607.8

Stockholder's Equity
  Capital stock and additional paid-in capital         8,140.7        8,322.8
  Net income retained for use in the business            106.3            7.1
                                                       -------        -------
   Subtotal                                            8,247.0        8,329.9
  Minimum pension liability adjustment                   (34.8)         (34.8)
  Accumulated unrealized gains on securities              15.1           21.4
  Accumulated foreign currency translation adjustments    (7.3)          (4.8)
                                                       -------        -------
   Accumulated other comprehensive loss                  (27.0)         (18.2)
                                                      --------       --------
Total Stockholder's Equity                             8,220.0        8,311.7
                                                      --------       --------
Total Liabilities and Stockholder's Equity           $12,784.2      $12,763.8
                                                      ========       ========


Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                      CONDENSED STATEMENT OF CASH FLOWS
                                 (Unaudited)

                                                           Six Months Ended
                                                               June 30,
                                                         -------------------
                                                            1998      1997
                                                         --------   --------
                                                        (Dollars in Millions)
Cash Flows from Operating Activities
Net cash provided by (used in) continuing operations    $157.1    $(376.6)
Net cash used by discontinued operations                     -       (0.5)
                                                         -----      -----
     Net Cash Provided by (Used in) Operating Activities 157.1     (377.1)
                                                         -----     ------

Cash Flows from Investing Activities
Investment in companies                                 (908.0)  (1,468.0)
Expenditures for property                               (121.4)     (89.4)
Increase in satellites                                  (255.5)    (130.4)
Early buyout of satellite under sale and leaseback      (155.5)         -
Proceeds from disposal of property                        46.7          -
                                                      --------   --------
     Net Cash Used in Investing Activities            (1,393.7)  (1,687.8)
                                                      --------   --------

Cash Flows from Financing Activities
Notes and loans payable                                  100.0         -
Long-term debt borrowings                                875.3    1,759.1
Repayment of long-term debt                             (725.0)        -
Payment to General Motors for Delco post-closing
   price adjustment                                     (204.7)        -
Contributions from Parent Company                            -      641.9
                                                       -------    -------
     Net Cash Provided by Financing Activities            45.6    2,401.0
                                                       -------    -------

Net (decrease) increase in cash and cash equivalents  (1,191.0)     336.1
Cash and cash equivalents at beginning of the period   2,783.8        6.7
                                                       -------      -----
Cash and cash equivalents at end of the period        $1,592.8     $342.8
                                                       =======      =====
--------------
Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                        NOTES TO FINANCIAL STATEMENTS
                                 (Unaudited)

Note 1.  Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting only of normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the financial statements and notes thereto included in the General Motors ("GM") 1997 Annual Report on Form 10-K, as
amended, the unaudited information relating to Hughes filed as Exhibit 99 in GM's Quarterly Report on Form 10-Q dated March 31, 1998, and Current Reports on Form 8-K filed subsequent to the filing date for the GM 1997 Annual Report on Form 10-K, as amended.
   GM purchase accounting adjustments relate to GM's purchase of Hughes in 1985. On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics")
and GM, the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, the transfer of Delco Electronics Corporation ("Delco"), the automotive electronics business, to GM's Delphi Automotive Systems unit, and the recapitalization of GM Class H common stock into a new GM tracking stock, Class H common stock, that is linked to the remaining telecommunications and space businesses. The Hughes Transactions were followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics and telecommunications and space businesses, is hereinafter referred to as former Hughes.
   In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space businesses of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite manufacturing and network systems businesses, were contributed to the recapitalized Hughes Electronics. Such telecommunications and space businesses, both before and after the recapitalization, are hereinafter referred to as
Hughes. The accompanying financial statements and footnotes pertain only to Hughes and do not include balances of former Hughes related to Hughes Defense or Delco.
   Prior to the Hughes Transactions, the Hughes businesses were effectively operated as divisions of former Hughes. The 1997 financial statements include allocations of corporate expenses from former Hughes, including research and development, general management, human resources, financial, legal, tax, quality, communications, marketing, international, employee benefits and other miscellaneous services. These costs and expenses have been charged to Hughes based either on usage or using allocation methodologies primarily based upon total revenues, certain tangible assets and payroll expenses. Management believes the allocations were made on a reasonable basis; however, they may not necessarily reflect the financial position, results of operations or cash flows of Hughes on a stand-alone basis in the future. Also, the interest expense for 1997 in the Statement of Income and Available Separate Consolidated Net Income ("Statement of Income") included an allocated share of total former Hughes' interest expense.

Note 2.  Inventories

Major Classes of Inventories
                                                     June 30,   December 31,
(Dollars in Millions)                                  1998         1997
                                                       ----         ----

Productive material and supplies                      $91.7        $57.5
Work in process                                       361.7        328.5
Finished goods                                        128.4        100.4
                                                      -----       -----
   Total                                             $581.8       $486.4
                                                      =====        =====

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 3.  Comprehensive Income

   Hughes' total comprehensive income was as follows:

                               Three Months Ended          Six Months Ended
                                    June 30,                  June 30,
                               ------------------         ------------------
(Dollars in Millions)          1998         1997           1998       1997
                             -------       ------         -------    -------

Net income                     $50.8       $319.1         $99.2       $337.7
Other comprehensive loss:
  Foreign currency translation
     adjustments                (2.2)        (0.9)         (2.5)        (0.8)
  Unrealized gains on securities:
     Unrealized holding gains   $1.6        $   -          $1.0        $   -
     Less: reclassification
      adjustment for
      unrealized gains
      included in net income    (7.3)           -          (7.3)           -
                                ----        -----          ----         ----
      Unrealized gains on
       securities               (5.7)           -          (6.3)           -
                                ----        -----          ----         ----

     Other comprehensive loss   (7.9)        (0.9)         (8.8)        (0.8)
                               -----        -----          ----        -----
      Total comprehensive
        income                 $42.9       $318.2         $90.4       $336.9
                                ====        =====          ====        =====

Note 4. Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income

   Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).
   Amounts available for the payment of dividends on GM Class H common stock are based on the available separate consolidated net income of Hughes. The available separate consolidated net income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes (earnings used for computation of available separate consolidated net income), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period (105.2 million and 101.0 million during the second quarters of 1998 and 1997, respectively) and the denominator of which was 399.9 million during the second quarters of 1998 and 1997.
   For 1997, available separate consolidated net income and earnings attributable to General Motors Class H common stock are presented on a pro forma basis. Prior to the Hughes Transactions, such amounts were calculated based on the financial performance of former Hughes. Since the 1997 financial statements relate only to the telecommunications and space businesses of former Hughes, they do not reflect the earnings attributable to the former GM Class H common stock on a historical basis. The pro forma presentation, therefore, presents the financial results which would have been achieved for 1997 relative to the GM Class H common stock based solely on the performance of the telecommunications and space businesses of former Hughes.
   Earnings per share represent basic earnings per share. There is no dilutive effect resulting from the assumed exercise of stock options, since the exercise of stock options would not affect the GM Class H dividend base (denominator) used in calculating earnings per share. As Hughes has no other common stock equivalents that may impact the calculation, diluted earnings per share is not presented.

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 5.  Other Postretirement Benefits

   Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities" or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

Note 6.  Acquisitions

   In May 1997, Hughes and PanAmSat, a leading provider of international satellite services, merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash.

   For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PanAmSat and was accounted for using the purchase method.
Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at the date of acquisition. The purchase price exceeded the fair value of net assets acquired by $2.4 billion. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax).

   In May 1998, Hughes purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing Hughes' ownership interest from 71.5% to 81.0%.

Note 7.  Hughes Transactions

   In connection with the Hughes Transactions and the resulting Delco post-closing price adjustment, Hughes made a cash payment to GM in June of 1998 for $204.7 million. The payment was treated as an adjustment to additional paid-in capital.

Note 8.  Discontinued Operations

   On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom International, Inc. ("Hughes Avicom") business to Rockwell Collins, Inc. for cash. Hughes Avicom is a supplier of products and services to the commercial airline market. The 1997 net operating results of Hughes Avicom have been reported, net of applicable income taxes, as "Income from discontinued operations, net of taxes" and the net cash flows as "Net cash used by discontinued operations."

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 9.  Segment Reporting

     Hughes' operating segments selected information for the three months ended and six months ended June 30, 1998 and 1997, are reported as follows:

Operating Segments:

                 Direct-To-
                 Home      Satel.     Satel.   Network
                 Broadcast Services   Manuf.   Systems    Other  Elim.   Total
                 --------- --------   ------   -------    -----  -----   ------
(Dollars in Millions)
For the Three Months Ended:

June 30, 1998
External Revenues  $401.5  $161.6     $593.0    $207.0    $5.9      -   $1,369.0
Intersegment
  Revenues           -       29.5       81.8      14.7     0.6  $(126.6)      -
-------------------------------------------------------------------------------
Total Revenues     $401.5  $191.1     $674.8    $221.7    $6.5  $(126.6)$1,369.0
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)       $(40.2)  $73.6      $60.0    $(25.2)  $(0.6)    $5.3    $72.9
--------------------------------------------------------------------------------

June 30, 1997
External Revenues  $281.7  $111.9     $568.4    $210.9  $(21.5)     -   $1,151.4
Intersegment
  Revenues           -       22.2       16.1       -       0.6   $(38.9)      -
-------------------------------------------------------------------------------
Total Revenues     $281.7  $134.1     $584.5    $210.9  $(20.9)  $(38.9)$1,151.4
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)       $(47.9)  $62.1      $53.8     $(1.0) $(32.7)   $17.7    $52.0
--------------------------------------------------------------------------------


For the Six Months Ended:

June 30, 1998
External Revenues  $789.4  $328.7   $1,146.7    $386.1    $9.1      -   $2,660.0
Intersegment
  Revenues           -       55.4      152.4      20.3     0.9  $(229.0)      -
-------------------------------------------------------------------------------
Total Revenues     $789.4  $384.1   $1,299.1    $406.4   $10.0  $(229.0)$2,660.0
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)       $(71.8) $158.5     $115.1    $(37.1) $(11.4)   $(2.1)  $151.2
--------------------------------------------------------------------------------

June 30, 1997
External Revenues  $517.3  $215.8   $1,064.6    $393.3  $(15.6)     -   $2,175.4
Intersegment
  Revenues           -       45.9       79.2       0.1     1.1  $(126.3)      -
-------------------------------------------------------------------------------
Total Revenues     $517.3  $261.7   $1,143.8    $393.4  $(14.5) $(126.3)$2,175.4
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)      ($115.4) $129.6     $106.6    $(16.3) $(30.0)    $5.3    $79.8
--------------------------------------------------------------------------------

 (1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $0.8 million in each of the three month periods and $1.6 million in each of the six months periods for the Satellite Services segment and $4.5 million in each of the three month periods and $9.0 million in each of the six month periods for Other.

   A reconciliation of operating profit to income from continuing operations before income taxes and minority interests, as shown in the Statement of Income, follows:

                                       Three Months Ended    Six Months Ended
                                           June 30,              June 30,
                                       ------------------    ----------------
(Dollars in Millions)                  1998         1997     1998        1997
                                       ----         ----     ----        ----

Operating profit                      $72.9       $52.0    $151.2       $79.8
Interest income                        30.6         5.7      68.1         7.7
Interest expense                       (2.9)      (18.6)     (5.9)      (33.7)
Other, net                            (35.1)      479.5     (69.4)      470.4
                                      -----      ------     -----       -----
   Income from continuing
     operations before
     income taxes and minority
     interests                        $65.5      $518.6    $144.0      $524.2
                                       ====       =====     =====       =====

                        HUGHES ELECTRONICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--Concluded
                                 (Unaudited)

Note 10.  Contingencies

     In connection with the 1997 spin-off of Hughes Defense and its subsequent merger with Raytheon, a process was agreed to among General Motors, Hughes and Raytheon for resolving disputes that might arise in connection with post-closing adjustments called for by the terms of the merger agreement. Such adjustments might call for a cash payment between Hughes and Raytheon. A dispute currently exists regarding the post-closing adjustments which Hughes and Raytheon have proposed to one another. If the dispute is not resolved by negotiation, the parties will proceed to an agreed upon form of binding arbitration under which either party may be required by arbitration to make a payment to the other. It is possible that Hughes may be required by arbitration to make a payment to Raytheon that would be material to Hughes. However, the amount of payment that might be required of either party is not determinable at this time. Hughes intends to vigorously oppose the adjustments Raytheon seeks. Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On April 7, 1998, the Court of Appeals for the Federal Circuit ("CAFC") reaffirmed earlier decisions in the Williams case and the award of $114.0 million in damages. The CAFC ruled that the conclusions previously reached in the Williams case were consistent with the U.S. Supreme Court's findings in the Warner-Jenkinson case. The U.S. Government petitioned the CAFC for a rehearing and was denied. Hughes is unable to estimate the duration of any further appeal effort by the U.S. Government. While no amount has been recorded in the financial statements of Hughes to reflect the $114.0 million award or the interest accumulating thereon, a resolution of this issue could result in a gain that would be material to the earnings of GM attributable to Class H common stock.

                        HUGHES ELECTRONICS CORPORATION

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis should be read in conjunction with the Hughes management's discussion and analysis included in the General Motors ("GM") 1997 Annual Report to the Securities and Exchange Commission on Form 10-K, as amended, the management's discussion and analysis relating to Hughes included in Exhibit 99 to GM's Quarterly Report on Form 10-Q dated March 31, 1998, and Current Reports on Form 8-K filed subsequent to the filing date for GM's 1997 Form 10-K, as amended. In addition, the following discussion excludes purchase accounting adjustments related to GM's acquisition of Hughes (see Supplemental Data beginning on page 47).
   Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes (as defined below) intends to pursue to achieve strategic objectives for each of its four principal business segments constitute forward-looking information. The
implementation   of  these  strategies  and  of  such  future  actions  and  the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, technological risk, interruptions to production attributable to causes outside of Hughes' control, the success of satellite launches, in-orbit performance of satellites and Hughes' ability to access capital to maintain its financial flexibility.

General
   On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and GM, the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, the transfer of Delco Electronics Corporation ("Delco"), the automotive electronics business, to GM's Delphi Automotive Systems unit, and the recapitalization of GM Class H common stock into a new GM tracking stock, GM Class H common stock, that is linked to the remaining telecommunications and space businesses. The Hughes Transactions were followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). For the periods
prior to the consummation  of  the  Hughes   Transactions   on  December  17,
1997,   Hughes Electronics,  consisting of its defense electronics, automotive electronics, and telecommunications and space businesses, is hereinafter referred to as former Hughes.
   In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space businesses of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite manufacturing and network systems businesses, were contributed to the recapitalized Hughes Electronics. Such telecommunications and space businesses, both before and after the recapitalization, is hereinafter referred to as Hughes. The following discussion and accompanying financial statements pertain only to Hughes and do not pertain to balances of former Hughes related to Hughes Defense or Delco.
   During 1998, three Hughes built satellites experienced the failure of a primary spacecraft control processor (SCP). The satellites affected were the DBS1 satellite operated by DIRECTV(R) and the Galaxy IV and Galaxy VII satellites operated by PanAmSat. The control of the DBS1 and Galaxy VII satellites were automatically switched to the spare SCP and the spacecrafts are currently operating normally. The spare SCP on the Galaxy IV satellite was unavailable due to unrelated and not previously detected damage, resulting in the loss of the satellite. The loss of the Galaxy IV satellite is not expected to have a material effect on Hughes' consolidated financial position due to insurance coverage and the utilization of in-orbit spare capacity.
   An extensive investigation by Hughes revealed that electrical shorts involving tin-plated relay switches are the most likely cause of the primary SCP failures. It appears the most probable cause of the electrical shorts is that under certain conditions, a tiny, crystalline structure, less than the width of a human hair, can grow and bridge a relay terminal to its case. Efforts are currently underway to narrow the number of in-orbit HS-601 satellites that are possibly susceptible to the phenomenon and determine steps that might reduce the probability of recurrence in orbit. Although there exists the possibility of failure of other currently operating SCP's, Hughes believes the probability of a primary and spare SCP failing in one in-orbit HS-601 satellite is very low. Hughes is confident that the phenomenon will not be repeated on satellites currently being built and those ready for launch.

                         HUGHES ELECTRONICS CORPORATION

Results of Operations

Three Months Ended June 30, 1998 Compared to Three Months Ended June 30, 1997
   Revenues.  Second quarter 1998 revenues increased 18.9% to $1,369.0 million compared with $1,151.4 million in the second quarter of 1997. The increase reflects continued record subscriber growth in the Direct-To-Home Broadcast segment, increased revenues in the Satellite Services segment resulting primarily from the May 1997 PanAmSat merger and increased revenues in the Satellite Manufacturing segment due to higher commercial satellite sales.
   Direct-To-Home Broadcast segment second quarter 1998 revenues increased 42.5% to $401.5 million from $281.7 million in the second quarter of 1997. The increase resulted from continued strong subscriber growth, strong average monthly revenue per subscriber and low subscriber churn rates. Domestic DIRECTV propelled this growth with quarterly revenues of $368 million, a 49% increase over last year's second quarter revenues of $247 million. With 227,000 net new subscribers in the second quarter, total DIRECTV(R) subscribers grew to 3,755,000 in the United States as of June 30, 1998. Hughes' Latin American DIRECTV subsidiary, Galaxy Latin America ("GLA"), had second quarter revenues of $32 million compared with $13 million in the second quarter of 1997. With the addition of 49,000 net new subscribers in the second quarter, cumulative DIRECTV subscribers in Latin America were 387,000 as of June 30, 1998.
   The Satellite Services segment second quarter 1998 revenues were up 42.5% to $191.1 million compared with $134.1 million in the prior year. The increase was primarily due to the May 1997 PanAmSat merger and increased operating lease revenues for video, data and Internet-related services.
   For the second quarter of 1998, revenues for the Satellite Manufacturing segment increased 15.4% to $674.8 million from revenues of $584.5 million for the same period in 1997. The increase in revenue was principally due to higher commercial satellite sales to customers such as Thuraya Satellite Telecommunications Company, ICO Global Communications and PanAmSat
Corporation.
   Second quarter revenues for the Network Systems segment were $221.7 million compared with $210.9 million in the same period last year. Increased sales of satellite-based mobile telephony equipment were mostly offset by lower sales of international wireless local loop telephone systems.
   Operating Profit. Operating profit in the quarter increased 36.5% to $78.2 million compared to $57.3 million in the second quarter of 1997. The increase resulted from the above noted increase in revenues. Second quarter operating profit margin on the same basis increased to 5.7% in 1998 from 5.0% in 1997. The increase in operating profit for the second quarter of 1998 resulted primarily from record DIRECTV subscriber growth through June, continued strong performance in the Satellite Services segment resulting from the PanAmSat merger and higher commercial satellite sales.
   The Direct-To-Home Broadcast segment operating loss for the second quarter of 1998 was $40.2 million compared with an operating loss of $47.9 million in the second quarter of 1997. The lower operating loss in 1998 was principally due to increased subscriber revenues that more than offset higher sales and marketing expenditures. The second quarter 1998 operating loss for the domestic DIRECTV business was $7 million compared with $21 million for last year, and GLA's second quarter operating loss was $32 million compared with $33 million last year.
   With respect to the worldwide DIRECTV businesses, particularly in the United States, Hughes has implemented a number of strategic initiatives designed to expand its market share and enhance its competitive position. These include new distribution channels, expanded services, broader programming and marketing and other promotional strategies designed to address "barriers to entry" identified by consumers. The implementation of such strategies increased subscriber acquisition costs and, as a result, is likely to affect the timing and amount of revenues and the overall profitability of the DIRECTV businesses. However, Hughes believes that early capture of market share and the establishment of market leadership are important to the maximization of the long-term value of the DIRECTV businesses.
   The Satellite Services segment operating profit in the second quarter rose 18.3% to $74.4 million from $62.9 million in 1997, resulting from the PanAmSat merger and increased operating lease revenues noted above. Operating profit margin in the period declined to 38.9% from 46.9% in the same period last year primarily from goodwill amortization associated with the PanAmSat merger and a provision for losses relating to the May 1998 failure of PanAmSat's Galaxy IV satellite.
   For the second quarter 1998, operating profit for the Satellite Manufacturing segment increased 11.5% to $60.0 million from $53.8 million in the prior year. The increase in operating profit was principally due to the higher commercial satellite sales noted above. Operating profit margin in the quarter declined slightly to 8.9% from 9.2% last year.
   The Network Systems segment operating loss in the second quarter of 1998 was $25.2 million compared with an operating loss of $1.0 million in the second quarter of 1997. The increased operating loss in the second quarter of 1998 was primarily due to a $26 million provision for estimated losses associated with the bankruptcy filing by a customer.

                        HUGHES ELECTRONICS CORPORATION

   Costs and Expenses. Selling, general and administrative expenses increased to $359.2 million in the second quarter of 1998 from $230.1 million in the same period of 1997. The increase resulted primarily from the PanAmSat merger, increased  programming,  marketing  and  subscriber  acquisition  costs  in  the
Direct-To-Home Broadcast segment and increased business activity in the satellite manufacturing segment. The increase in depreciation and amortization expenses to $100.2 million in the second quarter of 1998 from $67.0 million in the same period of 1997 resulted from increased goodwill amortization related to the PanAmSat merger and additional satellite depreciation.
   Interest Income and Expense. Interest income increased to $30.6 million in the second quarter of 1998 compared with $5.7 million in the second quarter of 1997. The increase was due to the higher level of cash and cash equivalents resulting from the Hughes Transactions as well as the PanAmSat merger. Interest expense decreased $15.7 million in the second quarter of 1998 from the same period in 1997 due to the repayment of debt in conjunction with the Hughes Transactions.
   Other, net. The second quarter 1998 amount primarily relates to losses from unconsolidated subsidiaries of $22.0 million and a provision for estimated losses associated with bankruptcy filings by two customers. The second quarter 1997 amount includes the $489.7 million pre-tax gain recognized in connection with the May 1997 PanAmSat merger offset by losses from unconsolidated subsidiaries of $10.9 million.
   Income Taxes. The effective income tax rate was 32.9% in the second quarter of 1998 and 39.6% in the second quarter of 1997. The decrease in the effective tax rate resulted from Hughes increasing its ownership in PanAmSat in the second quarter of 1998. As a result of Hughes' increased ownership in PanAmSat, Hughes now benefits from the inclusion of PanAmSat in the Hughes consolidated tax return.
   Discontinued Operations. On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom International, Inc.
("Hughes Avicom") business to Rockwell Collins, Inc. for cash. As a result, Hughes Avicom is treated as a discontinued operation for 1997.
   Net Earnings. 1998 second quarter earnings increased to $56.1 million compared with last year's $6.1 million, which excludes the $318.3 million after-tax gain ($0.80 per share) recognized in connection with the May 1997 PanAmSat merger. Earnings per share on the same basis increased to $0.14 per share versus pro forma earnings per share of $0.01 in 1997. Including the gain associated with the PanAmSat merger, second quarter 1997 pro forma earnings per share was $0.81. See Note 4 to the financial statements for further discussion regarding pro forma presentation.

Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997
   Revenues. For the first six months of 1998, revenues increased 22.3% to $2,660.0 million compared with $2,175.4 million in the first half of 1997. This growth was primarily the result of strong DIRECTV subscriber growth, the May 1997 PanAmSat merger and higher commercial satellite sales.
   Direct-To-Home Broadcast segment revenues for the first six months of 1998 increased 52.6% to $789.4 million from $517.3 million for the same period in 1997. The increase resulted from continued strong subscriber growth and average monthly revenues per subscriber, as well as low subscriber churn rates.
   For the first six months of 1998, the Satellite Services segment revenues increased 46.8% to $384.1 million from $261.7 million for the same period in 1997. The increase was primarily due to the May 1997 PanAmSat merger and increased operating lease revenues for video, data and Internet-related services.
   Revenues for the first six months of 1998 for the Satellite Manufacturing segment were $1,299.1 million compared to $1,143.8 million for the same period in 1997. The 13.6% increase in revenues resulted principally from higher commercial satellite sales to customers such as Thuraya Satellite Telecommunications Company, ICO Global Communications and PanAmSat
Corporation.
   Network Systems segment revenues for the first six months of 1998 increased 3.3% to $406.4 million from $393.4 million for the first six months of 1997. Increased sales resulting from the sale of private business networks and satellite-based mobile telephony equipment, were mostly offset by lower sales of international wireless local loop telephone systems.
   Operating Profit. Driven by the above noted revenue growth, operating profit for the first six months of 1998 rose sharply to $161.8 million versus $90.4 million in 1997, an increase of 79.0%. The increase in operating profit for the first six months of 1998 is a result of increases in revenues noted above. Operating profit margin on the same basis increased to 6.1% compared with 4.2% in the first half of 1997. The increase in operating profit margin for the second quarter of 1998 resulted primarily from record DIRECTV subscriber growth through June, continued strong performance in the Satellite Services segment resulting from the PanAmSat merger and higher commercial satellite sales.
   The Direct-To-Home Broadcast segment operating loss for the first six months of 1998 was $71.8 million compared with an operating loss of $115.4 million for first six months of 1997. The lower operating loss in 1998 was principally due to increased subscriber revenues that more than offset higher sales and marketing expenditures.

                        HUGHES ELECTRONICS CORPORATION

   The Satellite Services segment operating profit for the first six month of 1998 increased 22.0% to $160.1 million from $131.2 million for the first six months of 1997, resulting from the PanAmSat merger and increased operating lease revenues noted above. Operating profit margin in the period declined to 41.7% from 50.1% in the same period last year primarily from goodwill amortization associated with the PanAmSat merger and a provision for losses relating to the May 1998 failure of PanAmSat's Galaxy IV satellite.
   For the  first  six  months  of  1998,  operating  profit  for the  Satellite
Manufacturing  segment  increased  8.0%  to  $115.1  million  from  $106.6.  The increased operating profit was principally due to the higher commercial satellite sales noted above. Operating profit margin in the first six months of 1998 declined slightly to 8.9% from 9.3% in the prior year.
   The Network Systems segment operating loss in the first six months of 1998 was $37.1 million compared with an operating loss of $16.3 million in the first six months of 1997. The increased operating loss was primarily due to a $26 million provision for estimated losses associated with the bankruptcy filing by a customer.
   Cost and Expenses. Selling, general and administrative expenses increased to $661.8 million from $452.1 million in the same period of 1997. The increase in these expenses resulted primarily from the PanAmSat merger, increased programming, marketing and subscriber acquisition costs in the Direct-To-Home Broadcast segment and increased business activity in the satellite manufacturing segment. Depreciation and amortization expenses increased to $197.9 million in the first six months of 1998 from $117.3 million for the same period in 1997. The increase in depreciation and amortization expenses resulted from increased goodwill amortization related to the PanAmSat merger and additional satellite depreciation.
   Interest Income and Expense. Interest income increased to $68.1 million in the first six months of 1998 from $7.7 million in the first six months of 1997. The increase was due to the higher level of cash and cash equivalents resulting from the Hughes Transactions as well as the PanAmSat merger. Interest expense decreased $27.8 million in the first six months of 1998 from the same period in 1997 due to the repayment of debt in conjunction with the Hughes Transactions.
   Other, net. Other, net for the first six months of 1998 relates primarily to losses from unconsolidated subsidiaries of $50.9 million, attributable principally to equity investments, and a provision for estimated losses associated with bankruptcy filings by two customers. The amount for the first six months of 1997 includes the $489.7 million pre-tax gain recognized in connection with the May 1997 PanAmSat merger offset by losses from unconsolidated subsidiaries of $20.3 million.
   Income Taxes. The effective income tax rate was 35.4% in the first six months of 1998 and 39.2% in the first six months of 1997. The decrease in the effective tax rate resulted from Hughes increasing its ownership of PanAmSat in the second quarter of 1998. As a result of Hughes' increased ownership in PanAmSat, Hughes now benefits from the inclusion of PanAmSat in the Hughes consolidated tax return.
   Net Earnings. Earnings for the first six months of 1998 increased to $109.8 million compared with last year's $30.0 million, which excludes the $318.3 million after-tax gain ($0.80 per share) recognized in connection with the may 1997 PanAmSat merger. Earnings per share on the same basis increased to $0.27 per share versus pro forma earnings per share of $0.07 in 1997. Including the gain associated with the PanAmSat merger, for the first six months of 1997, pro forma earnings per share was $0.87. See Note 4 to the financial statements for further discussion regarding pro forma presentation.

Liquidity and Capital Resources
   Cash and Cash Equivalents. Cash and cash equivalents were $1,592.8 million at June 30, 1998 compared to $2,783.8 million at December 31, 1997. The $1,191.0 million decrease was primarily due to the purchase of an additional 9.5%
interest in PanAmSat, expenditures for PanAmSat satellites and cash paid to General Motors for the Delco post-closing price adjustment.
   Cash provided by operating activities for the six months ended June 30, 1998 was $157.1 million, compared to $377.1 million cash used in operating activities for the same period in 1997. The change for the first six months of 1998 compared to that of 1997 resulted primarily from higher cash provided by operations in 1998 resulting from the above noted increases in revenues while there was a use of cash for the build-up in working capital for 1997.
   Net cash used in investing activities was $1,393.7 million for the six months ended June 30, 1998 and $1,687.8 million for the same period in 1997. The 1998 investing activities reflect the purchase of an additional 9.5% interest in PanAmSat, an increase in satellite expenditures and the early buyout of satellite sale-leasebacks at PanAmSat. The 1997 investing activities reflect the PanAmSat merger in May 1997.
   Net cash provided by financing activities was $45.6 million for the six months ended June 30, 1998 compared with $2,401.0 million for same period in 1997. The 1998 financing activities reflect PanAmSat's net borrowings of $250.0 million, offset by the $204.7 million payment to GM for the Delco post-closing price adjustment. The 1997 financing activities resulted from former Hughes contributing $641.9 million to Hughes and Hughes borrowing $1,725.0 million from GM for the PanAmSat merger.

                         HUGHES ELECTRONICS CORPORATION

   Liquidity Measurement. As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) at June 30, 1998 and December 31, 1997 was 2.38 and 3.24, respectively. Current assets decreased by $797.9 million to $4,008.0 million at June 30, 1998 from $4,805.9 million at December 31, 1997, resulting primarily from the decrease in cash, noted above.
   Dividend Policy and Use of Cash. Hughes does not initially anticipate paying cash dividends to GM nor does GM anticipate paying cash dividends initially to holders of GM Class H common stock. Hughes anticipates using its cash to fund 1998 capital expenditures for property and equipment and to fund additional equity investments. Although, Hughes may be required to make a cash payment to or receive a cash payment from Raytheon for a post-closing purchase price adjustment in connection with the merger of Hughes Defense and Raytheon, the amount of a cash payment to or from Raytheon, if any, is not determinable at this time. (See further discussion in Note 10).
   Debt and Credit Facilities. In January 1998, PanAmSat borrowed $125.0 million under their five-year revolving credit facility, principally for the purpose of exercising an early buyout option on a satellite sale-leaseback agreement. Also in January 1998, PanAmSat completed a private placement debt offering for five, seven, ten and thirty year notes aggregating $750.0 million, the proceeds of which were used to repay outstanding bank borrowings of $725.0 million, which included the $125.0 million of borrowings in January.
   PanAmSat maintains a $500 million five-year revolving credit facility, which provides for short-term and long-term borrowings, and a $500 million commercial paper program, which provides for short-term borrowings. Borrowings under the credit facility and commercial paper program are limited to $500 million in the aggregate. There were $100.0 million of short-term borrowings against the credit facility at June 30, 1998, principally for the purpose of exercising an early buyout option on satellite sale-leaseback agreements.
   In addition, Hughes maintains two unsecured revolving credit facilities, consisting of a $750 million multi-year facility and a $250 million 364-day facility. There were no borrowings against the credit facilities at June 30, 1998.
   Hughes believes that existing cash balances and amounts available under its credit facilities will provide sufficient resources to meet currently identified working capital requirements, satellite construction, debt service and other cash needs.

New Accounting Standards
   In February of 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. SFAS No. 132 requires an entity to disclose certain information about pensions and other postretirement benefits. The effect of adopting this new accounting standard, which is required for adoption in the current fiscal year, will result in additional disclosure only and will have no impact on Hughes' consolidated financial statements.
   In March of 1998, the American Institute of Certified Public Accountant's (AICPA) Accounting Standards Executive Committee (ASEC) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on the capitalization of software developed and/or purchased for internal use. Hughes will adopt SOP 98-1 by January 1, 1999, as required. Management is currently assessing the impact of this SOP to Hughes' consolidated financial statements.
   In April of 1998, the ASEC of the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 provides guidance on the financial reporting of start-up and organizational costs, requiring those costs to be expensed as incurred. Hughes will adopt the standard by January 1, 1999. Adoption of this standard is not expected to have a material impact on Hughes' consolidated financial statements.
   In June of 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be recognized immediately or deferred depending on the use of the derivative and if the derivative is a qualifying hedge. Hughes plans to adopt SFAS No. 133 by January 1, 2000, as required. Hughes is currently assessing the impact of this statement on Hughes' consolidated financial statements.

                        HUGHES ELECTRONICS CORPORATION

Supplemental Data
   The financial statements reflect the application of purchase accounting adjustments as previously discussed. However, as provided in GM's Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes amounted to $5.3 million for the second quarters of 1998 and 1997 and $10.6 million for the six months ended June 30, 1998 and 1997. Such amounts are excluded from the earnings available for the payment of dividends on GM Class H common stock and are charged against earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $437.0 million at June 30, 1998 and $447.6 million at December 31, 1997.
   In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to GM's acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                        HUGHES ELECTRONICS CORPORATION

                 Unaudited Summary Pro Forma Financial Data*

                   Pro Forma Condensed Statement of Income

                                      Three Months Ended   Six Months Ended
                                           June 30,            June 30,
                                       ---------------      ---------------
                                        1998      1997       1998      1997
                                        ----      ----       ----      ----
                                  (Dollars in Millions Except Per Share Amounts)

Total revenues                      $1,369.0   $1,151.4    $2,660.0  $2,175.4
Total operating costs and expenses   1,290.8    1,094.1     2,498.2   2,085.0
                                     -------    -------     -------   -------
Operating profit                        78.2       57.3       161.8      90.4
Non-operating (loss) income             (7.4)     466.6        (7.2)    444.4
Income taxes                            23.3      207.5        54.7     209.7
Minority interests in net losses
  of subsidiaries                        8.6        7.7         9.9      21.9
Income from discontinued operations      -          0.3        -          1.3
                                       -----        ---       -----       ---

Earnings Used for Computation of Available
  Separate Consolidated Net Income     $56.1     $324.4      $109.8    $348.3
                                        ====      =====       =====     =====

Earnings Attributable to General Motors
     Class H Common Stock on a
     Per Share Basis                   $0.14      $0.81       $0.27     $0.87
                                        ====       ====        ====      ====


                      Pro Forma Condensed Balance Sheet

                                                       June 30,    December 31,
                 Assets                                  1998          1997
                                                       --------     ---------
                                                        (Dollars in Millions)

Total Current Assets                                 $4,008.0        $4,805.9
Satellites, net                                       2,897.5         2,643.4
Property, net                                           927.6           889.7
Net Investment in Sales-type Leases                     231.1           337.6
Intangible Assets, Investments and Other Assets, net  4,283.0         3,639.6
                                                     --------        --------
Total Assets                                        $12,347.2       $12,316.2
                                                     ========        ========

                Liabilities and Stockholder's Equity

Total Current Liabilities                            $1,684.5        $1,482.6
Long-Term Debt                                          787.9           637.6
Postretirement Benefits Other Than Pensions,
  Other Liabilities and Deferred Credits              1,655.0         1,724.1
Minority Interests                                      436.8           607.8
    Total Stockholder's Equity (1)                    7,783.0         7,864.1
                                                    ---------       ---------
    Total Liabilities and Stockholder's Equity (1)  $12,347.2       $12,316.2
                                                     ========        ========


* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes. 1997 earnings attributable to General Motors Class H common stock on a per share basis are presented on a pro forma basis for comparative purposes. See Note 4 to the financial statements for further discussion.

(1)General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                        HUGHES ELECTRONICS CORPORATION

                       Pro Forma Selected Segment Data

                                       Three Months Ended     Six Months Ended
                                            June 30,              June 30,
                                       ------------------     ----------------
                                         1998       1997        1998     1997
                                         ----       ----        ----     ----
                                                (Dollars in Millions)

Direct-To-Home Broadcast
Total Revenues                        $401.5     $281.7      $789.4    $517.3
Operating Loss                        $(40.2)    $(47.9)     $(71.8)  $(115.4)
Depreciation and Amortization          $23.5      $23.0       $46.0     $41.3
Capital Expenditures                   $34.4      $18.8       $48.1     $30.2

Satellite Services
Total Revenues                        $191.1     $134.1      $384.1    $261.7
Operating Profit                       $74.4      $62.9      $160.1    $131.2
Operation Profit Margin                 38.9%      46.9%       41.7%     50.1%
Depreciation and Amortization          $58.7      $30.1      $113.2     $43.9
Capital Expenditures (1)              $164.7      $18.1      $414.3    $352.7

Satellite Manufacturing
Total Revenues                        $674.8     $584.5    $1,299.1  $1,143.8
Operating Profit                       $60.0      $53.8      $115.1    $106.6
Operation Profit Margin                  8.9%       9.2%        8.9%      9.3%
Depreciation and Amortization          $11.5       $9.1       $22.2     $17.8
Capital Expenditures                   $21.6      $24.5       $32.3     $40.1

Network Systems
Total Revenues                        $221.7     $210.9      $406.4    $393.4
Operating Loss                        $(25.2)     $(1.0)     $(37.1)   $(16.3)
Depreciation and Amortization           $9.9       $8.9       $18.4     $16.1
Capital Expenditures                   $10.9      $10.8       $15.7     $17.7

Eliminations and Other
Total Revenues                       $(120.1)    $(59.8)    $(219.0)  $(140.8)
Operating Loss                          $9.2     $(10.5)      $(4.5)   $(15.7)
Depreciation and Amortization          $(3.4)     $(4.1)      $(1.9)    $(1.8)
Capital Expenditures                   $10.0      $52.8      $135.9   $(221.7)

-------------------------
* The Financial Statements reflect the application of purchase accounting adjustments related to GM's acquisition of Hughes. However, as provided in the General Motor's Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. In order to provide additional analytical data the above unaudited pro forma selected segment data, which exclude the purchase accounting adjustments related to GM's acquisition of Hughes, are presented.

(1) Includes expenditures related to satellites amounting to $94.4 million, $15.0 million, $240.0 and $347.1 million, respectively. Also included in 1998 is $58.9 million for the three months ended June 30 and $155.5 million for the six months ended June 30 related to the early buyout of satellite sale-leasebacks.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

           Unaudited Summary Pro Forma Financial Data* - Concluded

                      Pro Forma Selected Financial Data

                                       Three Months Ended      Six Months Ended
                                            June 30,               June 30,
                                        -----------------      ----------------
                                         1998      1997         1998     1997
                                         ----      ----         ----     ----
                                 (Dollars in Millions Except Per Share Amounts)

Operating profit                         $78        $57        $162       $90
Income from continuing operations
   before income taxes and minority
   interests                              71        524         155       535
Earnings used for computation of
   available separate consolidated
   net income                             56        324         110       348
Average number of GM Class H
   dividend base shares (1)            399.9      399.9       399.9     399.9
Stockholder's equity                  $7,783     $3,413      $7,783    $3,413
Working capital                        2,324        781       2,324       781
Operating profit as a percent
   of revenues                           5.7%       5.0%        6.1%      4.2%
Income from continuing operations
   before income taxes and
   minority interests as a
   percent of revenues                   5.2%      45.5%        5.8%      24.6%
Net income as a percent of revenues      4.1%      28.2%        4.1%      16.0%

---------------------
*  The  summary  excludes  purchase  accounting   adjustments  related  to  GM's
   acquisition of Hughes.

(1)Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 105.2 million for the second quarter of 1998 and 101.0 million for the second quarter of 1997.




                                 * * * * * *




























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